HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
APRIL MATHER	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
-------------------------------------------
JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

April 27, 2006

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:

Innova Pure Water, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 12, 2005

Form 10-QSB for the Quarterly Period ended December 31, 2005

File No. 000-29746

Attention:

Nili Shah and Ryan Rohn

Gentlemen:

I am counsel for Innova Pure Water, Inc., and am in receipt of your letter dated April 11, 2006, regarding the referenced filings.  The Company’s responses to your questions are as follows:

1.

 General inquiry regarding signed Corporate acknowledgements:

Response:  Corporate Acknowledgment is attached as Exhibit A to this letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

14. Acquisitions, page 40

2.

•

Tell us how you determined that 24.77% of minority voting interest was held by the company’s officers and directors as a group as noted in (b) of your narrative discussion.  In this regard we note that the ownership percentage of officers and directors as a group was 24.6% and included two directors that were appointed by NSC.

Response:  The number of shares held by all officers and directors is 8,507,047.  This constitutes 24.6% of the minority voting interest held by the Company’s officers. The difference between 24.77% as set forth in the narrative discussion and the 24.6% was due to rounding.

•

Confirm that the LLCs that each received 4,000,000 shares represent 23.1% of the company’s outstanding shares after the combination versus the 11/6% stated in (b) of your narrative discussion.

Response: There were 2 entities, Shane Holdings LLC and Numeratec LLC, that each received 4,000,000 shares of common stock. 4,000,000 shares of common stock represented 11.58% of the total combined entity. Therefore, each LLC represents 11.6% of the combined entity.

•

Confirm the number of directors that were appointed by NSC after the combination.  In (c) of your narrative discussion you state that three directors were appointed by NSC when Item 9 in your Form 10-K on page 45 indicates that four were appointed by NSC, one appointed by DesertView and two were original directors of the company.

Response:  At the time of acquisition, June 27, 2005, there were 2 directors remaining in the Company. At the time of the acquisition, 5 additional directors were added. The names of the seven directors are:

•

John E Nohren – Chairman of the Board before and after the acquisition

•

Rose Smith – Director before and after the acquisition

•

David L. Zich – Director appointed after the acquisition

•

Randall McClanahan – Director appointed after the acquisition

•

John Finan – Director appointed after the acquisition

•

David Condra – Director appointed after the acquisition

•

Jim Davisson– Director appointed after the acquisition

•

Tell us what rights, if any, the Chairman of the board has that differ from the rights of any other Board member.

Response: The Chairman has the ability to call meetings and to conduct meetings of the Board of Directors, but there are otherwise no differences in his rights and those of the other Board members.

3.

In your response to prior comment 2, we note your filing of Item 2.01 Form 8-K announcing the consummation of the acquisition of Numera Software on July 1, 2005.  Refer to paragraph (a)(1) of Item 9.01 Form 8-K regarding the requirement to file financial statements of the businesses acquired.  Please tell us your anticipated timing of filing these financial statements.  In addition, as previously requested, please provide us with your significance tests in accordance with Item 310(c)(2) of Regulation S-B for your acquisition of DesertView Management Services, Inc.

Response:  The Company determined that both Numera Software Company (“Numera”) and DesertView Management Service, Inc. (“DesertView”) were significant subsidiaries and would require an audit. Numera was deemed to be significant since its assets were greater than 10% of the Company’s assets as of the end of the most recently completed fiscal year. DesertView was deemed to be significant since its revenues were greater than 10% of the Company’s revenues as of the end of the most recently completed fiscal year. Delays in completing the audit have been due to the Company’s ability to pay its auditors. The Company anticipates completing these audits by June 30, 2006.

Form 10-QSB for the Quarterly Period ended December 31, 2005

Item 3. Controls and Procedures

4.

We have reviewed your response to our prior comment 4.  Please revise your filing to discuss the material weaknesses in your controls and procedures that led to the conclusion that your disclosure controls and procedures were not effective.  In this regard, describe the material weakness in detail and the specific steps that the Company has taken to remediate the material weakness.

Response:  During the quarter ended December 31, 2005, the outsourced record-keeping service that the Company uses to complete the Company’s filings had a computer failure.  As a result, the Company could not access the information required to properly and timely complete its formal submittal within the time period required.

The Company’s outsourced record-keeping service was able to recreate the Company’s electronic accounting records and begin the report submittal process.  Re-creation of accurate bookkeeping records resulted in adjustments being made during the audit, and due  to the number of adjustments discovered, the auditors believed that there was a material weakness in the internal control structure.  Upon recognition of that weakness, both the company’s management and its auditors examined its financials and believe that the financials statements are materially correct at December 31, 2005.

Standard and normal daily procedural controls that were not maintained during the time of the accounting software failure were controls within the outsourced record-keeper’s system, however, the Company determined that it had not adequately protected its interests and obligations by implementing its own procedures and controls over the outsourced entity.  The Company realized that the processes and procedures required to assure control over a catastrophic failure of systems information were not in place.  The Company then measured the outsourced record-keeping entity’s ability to continue servicing the Company’s needs and based on that assessment, immediately required that they implement changes in their controls, procedures and accounting software and hardware in order to avoid reoccurrences of the same issue in the future.  The Company’s current procedures require redundant backups of electronic information systems, as well as the establishment of timelines for gathering of data required for accurately and timely submittal of required reporting forms.

Also in response to the outsourced record-keeper’s software failure event, management implemented a business continuity plan, while continuing its daily procedural and monitoring controls that were previously standard practice prior to the computer failure.  The Company understands that the outsourced record-keeping service has taken corrective measures to monitor its operations, however, the Company has and will continue to develop and implement procedures and timelines that will enable it to monitor the progress of all information required to meet our internal requirements and our SEC reporting requirements.

5.

We note your response to our prior comment 5 that you have performed a review of your disclosure controls and procedures and that there should be no delay in recording, processing and retrieving the required information in your future reports.  However, our comment asked you to confirm that you will revise your disclosure in your future filings to conform to Rule 13a-15(e) of the Exchange Act.  Please confirm.

Response:  We confirm that we will maintain procedures necessary to ensure that information required to be disclosed by Rule 13a-15(e) is accumulated and communicated to management including the principal executive/principal financial officer, within the time frame necessary to allow management to make timely decisions regarding disclosures, and that we will maintain procedures that will enable us to record, process, summarize and report same within the Commission time frames.  We feel that any previous failure of Company to make timely disclosure was a result of an isolated computer failure and that proper procedures and controls are in place to prevent a similar event from preventing timely disclosure in the future.

The foregoing information is deemed to be Company’s complete response to your inquiries of April 11, 2006.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

/s/  John Heskett

______________________________

John Heskett

Acknowledgment

I, David Zich, President of Innova Pure Water, Inc. (the “Company”), hereby acknowledge:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in their filings with the Securities and Exchange Commission (“SEC”).

2.

SEC staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

_______/s/ David Zich__________________

David Zich, President

__________April 25, 2006_______________

Date